Via EDGAR Submission and Federal Express

March 15, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig Slivka

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SG Blocks, Inc. (the “Company”) Registration Statement on Form S-1 Filed February 6, 2017 File No. 333-215922

Dear Mr. Slivka:

SG Blocks, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 3, 2017, from the Staff of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the section or appropriate page number(s) of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

1.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response: The Company has included in its Registration Statement updated financial statements as requested.

David.Watson@ThompsonHine.com Phone (216) 566-5598 Fax (216) 566-5800

Thompson Hine llp	3900 Key Center	www.ThompsonHine.com
Attorneys at Law	127 Public Square	Phone: 216.566.5500
	Cleveland, Ohio 44114-1291	Fax: 216.566.5800

March 15, 2017

Prospectus Summary, page 1

3.	Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information. By way of example and not limitation, your history of bankruptcy, net losses, uncertainty as to your ability to continue as a going concern, substantial level of indebtedness, and the ownership of 88% of SG Blocks, Inc.’s common stock by a limited number of shareholders should be featured prominently in the summary.

Response: In response to the Staff’s comment, the Company has included additional disclosure in the Prospectus Summary with respect to certain risks relating to the Company’s operations and current ownership as noted by the Commission.

With respect to the Company’s “substantial level of indebtedness” as noted by the Commission, the Company advises the Commission that the Company’s total debt, as reflected on the Company’s balance sheet for the fiscal year ended December 31, 2016, is $2,446,337 (net of discounts of $991,163), as compared to $5,611,841 (net of discounts of $393,169), for the year ended December 31, 2015.

The Company currently has outstanding $3,437,500 of convertible debentures issued to Hillair Capital Investments L.P. (the “2016 OID Debentures”). In February 2017, Hillair Capital Investments L.P. agreed to convert 50% of the OID Debentures in the amount of $1,718,750, or 458,334 shares of common stock, in connection with the effective date of the Company’s offering. The Company has included disclosure of the conversion throughout the Registration Statement, including the beneficial ownership table on page 57. The Company believes this information is useful for readers of the Registration Statement and that it will assist readers in understanding other disclosures related to the Company’s capitalization structure included elsewhere in the Registration Statement. After the partial conversion of the 2016 OID Debentures, the Company will have total long-term debt of $1,718,750. In addition, as discussed in the “Use of Proceeds” section of the prospectus, the Company plans to use a portion of the offering proceeds to pay off the remaining portion of the 2016 OID Debentures. In light of this reduction in the Company’s indebtedness, the Company believes that its level of indebtedness as of the effective date of the offering is not material, and we have therefore omitted this factor within the description of operational risks within the Prospectus Summary.

Risk Factors, page 7

4.	Please add a risk factor addressing your independent registered public accounting firm’s opinion regarding the substantial doubt about your ability to continue as a going concern.

Response: Please see the risk factor on page 9 in response to the Staff’s comment. The Company believes that upon the successful completion of the offering and / or validation from management on sufficient liquidity from continuing operations, the Company’s auditors, Whitley Penn, LLP, will be open to removing the going concern qualification.

March 15, 2017

We are dependent on the services of key personnel, and the unexpected loss . . ., page 9

5.	We note your disclosure that you are currently negotiating new employment agreements with your officers. Please confirm that you will update this disclosure and your disclosure on page 53 to reflect the entry into agreements with such officers, if applicable.

Response: In response to the Staff’s comment, the Company has included a description of the employment agreements recently entered into with its executive officers, which were filed as exhibits to the Company’s current report on Form 8-K filed with the Commission on March 14, 2017. The Company has also revised the disclosure beginning on page 53 of the Registration Statement to reflect the new employment agreements.

Failure to establish and maintain effective internal controls in accordance . . ., page 14

6.	Please discuss here that your internal controls are still in a state of transition as you work to remedy the significant deficiencies that constitute a material weakness in your internal control over financial reporting.

Response: In response to the Staff’s comment, we have added disclosure to this risk factor reflecting this continuing state of improvement of our internal controls. However, as described in the Company’s Annual Report on Form 10-K filed with the Commission on February 21, 2017 (the “2016 Annual Report”), the Company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 and concluded that, as of such date, the Company had remediated the material weaknesses identified in the Company’s Annual Report on Form 10-K filed with the Commission on July 21, 2016. Although management has determined that our internal controls are effective as of December 31, 2016, the Company will continue to take steps to improve our system of internal controls.

Market For Common Equity and Related Stockholder Matters, page 20

7.	Please revise your disclosure in this section and your beneficial ownership disclosure to be as of the same date. In this regard, we note your disclosure in this section is as of January 31, 2017 while your disclosure regarding beneficial ownership is as of February 1, 2017.

Response: The Company has conformed the beneficial ownership disclosure on pages 9, 14, 21, 50, 51 and 57 to be as of the same date (March 10, 2017).

Our Emergence From Bankrupcty, page 28

8.	Please expand your discussion of your bankruptcy to include details regarding (i) what led to your decision to voluntarily enter bankruptcy proceedings and (ii) the reorganization of SG Blocks, Inc. such that potential investors can evaluate the current prospects for your company.

Response: In response to the Staff’s comment, the Company has provided a more detailed background on page 29 with respect to the Company’s emergence from bankruptcy in 2016 and our subsequent reorganization.

March 15, 2017

Description of Business, page 29

9.	Please revise this section to discuss in more detail the products and services that you offer. In this regard, we note that your website provides more detail regarding the different services and the core deliverables offered by you.

Response: In response to the Staff’s comment, the Company has included a more detailed description of the products and services we offer on page 30.

Environmentally Responsible Building, page 30

10.	We note that you believe the SG BlocksTM system contributes significantly towards LEED certification for completed projects. Please tell us whether the LEED certification program considers your product to be a positive factor when certifying a building as LEED.

Response: The use of the SG BlocksTM system on a building provides between 4-6 points towards the LEED certification levels. The areas in the LEED checklist that are typically associated with the Company’s building structure are as follows:

●	Reduced site disturbance;
●	Resource reuse;
●	Recycled content;
●	Innovation in design; and
●	Local and regional materials.

The above list represents almost 20% of the base certification points required to obtain LEED certification for completed projects. Therefore, because SG BlocksTM satisfy such requirements, we believe the LEED certification program considers SG BlocksTM to be a positive factor when certifying the building as LEED.

Our Customers, page 32

11.	Please add a risk factor that discusses the risks associated with your accounts receivable due from only two to three customers.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 9.

Our Suppliers, page 32

12.	Please expand your disclosure to discuss the raw materials and suppliers for the various finishes you offer (e.g. windows, sidings, insulation, etc.).

Response: In response to the Staff’s comment, we have added additional disclosure to page 34 describing our suppliers for the raw materials we require to produce the SG BlocksTM deliverable, in addition to the actual shipping container.

March 15, 2017

Intellectual Property, page 33

13.	We note your risk factor on page 10 referencing a pending patent application for your proprietary manufacturing process. Please revise this section to include a discussion of such pending patent application. See Item 101(h)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has included a description of the Company’s current patent application on page 10.

Management’s Discussion and Analysis of Financial Condition and . . ., page 34

Results of Operations, page 34

14.	We refer to your narrative of the combined operations of the predecessor and successor entities. It is generally inappropriate to combine financial information for predecessor and successor entities where fresh-start accounting has been applied since the successor financial statements are not comparable to the financial statements prepared prior to the effective date of the bankruptcy plan of reorganization. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor, as appropriate, or explain to us your basis for discussing the combined 2016 operations, as compared to the results of 2015.

Response: In response to the Staff’s comment, the Company has conformed the financial statements in the Registration Statement with the 2016 Annual Report, which presents our financial statements based on the “predecessor” and “successor” entities. During bankruptcy, the Company operated without interruption. Although the historical financials of the Company prior to and post-emergence from bankruptcy are not comparable, we include references to year over year numbers for the Predecessor Company and Successor Company within the MD&A in order to facilitate review for readers of the Registration Statement.

Liquidity and Capital Resources, page 37

15.	Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit opinion, please revise your disclosure to provide a more detailed discussion of how you intend to finance your operations during the next twelve months. Your disclosure should include a discussion of your current ability to obtain debt or equity financing or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain additional financing. Refer to Section 607.02 of the SEC Codification of Financial Reporting Policies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 37 to include a discussion of our plan to finance operations in light of our independent registered public accounting firm’s report expressing substantial doubt about the Company’s ability to continue as a going concern.

March 15, 2017

Critical Accounting Policies and New Accounting Pronouncements, page 38

Critical Accounting Policies, page 38

Revenue Recognition, page 39

16.	Please revise your disclosure to clarify what percentage of your revenue is attributed to long-term contracts associated with building projects and related services versus your sale of repurposed containers to customers at fixed prices.

Response: In response to the Staff’s comment, we have revised our disclosure on page 39 to provide clarification with respect to components of our revenue.

Changes in and Disagreements with Accountants on Accounting and Financial . . ., page 42

17.	Please revise the second paragraph of your disclosure to state that Marcum’s audit report on the predecessor company’s financial statements contained a provision concerning uncertainty as to the predecessor company’s ability to continue as a going concern for the years ended December 31, 2015 and December 31, 2014. Refer to Item 304(a)(1)(ii) of Regulation S-K.

Response: The Company agrees with the Staff that Marcum’s audit report on the predecessor company’s financial statements included a provision concerning uncertainty as to the predecessor company’s ability to continue as a going concern with respect to the year ended December 31, 2014. However, because the Registration Statement has been updated to reflect two years of financial statements for the years ended December 31, 2016 and December 31, 2015, the Company has revised the disclosure on page 42 to discuss our principal accountant’s report on the financial statements for the fiscal year ended December 31, 2015, and any subsequent interim period through the date of Marcum’s dismissal on July 28, 2016, as required by Item 304 of Regulation S-K.

Shares Eligible For Future Sale, page 61

Lock-up Agreements, page 62

18.	Please reconcile your disclosure that your executive officers will have agreed to terms of a lock-up agreement with your disclosure on page 68 that an agreement regarding a lockup has already been entered into.

Response: In response to the Staff’s comment, the Company has revised the description of the lock up agreements on page 69 to conform with the current pending status of the lock-up agreements.

March 15, 2017

Consolidated Financial Statements, page F-1

Note 2. Liquidity and Financial Condition, page F-7

19.	Please revise your registration statement to provide the disclosures required by ASC 852-10-50-7(c). Similar disclosures should be provided in your critical accounting policies in MD&A, as well as a discussion of your application of fresh start accounting in determining the excess of reorganization value over the fair value of identified net assets.

Response: In response to the Staff’s comment, the Company has included the disclosures required by ASC 852-10-50-7(c) in the MD&A and financial statements included in the Registration Statement in conformance with the 2016 Annual Report.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (216) 566-5598.

Sincerely,

/s/ David D. Watson
David D. Watson

cc: Mahesh Shetty